Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-165904

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering	Aggregate	Amount of
Securities to be Registered	Registered	Price per Share	Offering Price	Registration Fee

Debt Securities	$1,500,000,000	99.481%	$1,500,000,000	$106,950(1)

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 5, 2010)

U.S.$1,500,000,000

U.S.$400,000,000 5.375% Notes due 2020

U.S.$1,100,000,000 6.750% Notes due 2040

We are offering U.S.$400,000,000 aggregate principal amount of 5.375% notes due 2020 and U.S.$1,100,000,000 aggregate principal amount of 6.750% notes due 2040 (the “notes”). The 2020 notes will bear interest at a rate of 5.375% per year, and the 2040 notes will bear interest at a rate of 6.750% per year. We will pay interest on the notes semi-annually in arrears on April 16 and October 16 of each year, beginning on October 16, 2010. The 2020 notes will mature on April 16, 2020, and the 2040 notes will mature on April 16, 2040.

The notes will constitute our general unsecured obligations and the series of notes will rank pari passu with each other and will rank pari passu in right of payment with all of our other existing and future unsecured and unsubordinated indebtedness. The notes will not be guaranteed by any of our subsidiaries and as a result will be structurally subordinated to all existing and future indebtedness and other obligations of our subsidiaries, including trade payables.

We may, at our option, at any time, redeem some or all of the notes by paying the greater of the principal amount of the notes to be redeemed and the applicable “make-whole” amount, plus in each case, accrued interest to the redemption date. See “Description of the Notes — Optional Redemption.”

Investing in the notes involves risks, including those described in the “Risk Factors” section on page S-6 of this prospectus supplement and the section entitled “Risk Factors” beginning on page 19 of our annual report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

We will apply to list the notes on the Global Exchange Market of the Irish Stock Exchange Limited.

	Per 2020 Note	Total	Per 2040 Note	Total

Initial public offering price	99.481%	$397,924,000	99.250%	$1,091,750,000
Underwriting discount	0.400%	$1,600,000	0.450%	$4,950,000
Proceeds, before expenses	99.081%	$396,324,000	98.800%	$1,086,800,000

Price: The initial public offering price plus accrued interest, if any, from April 16, 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes to purchasers in book-entry form only through The Depository Trust Company for the accounts of its participants, including Clearstream and Euroclear, on or about April 16, 2010.

Joint Bookrunners and Joint Lead Managers

Credit Suisse	Goldman, Sachs & Co.	Morgan Stanley

Co-Managers

BBVA Securities	BofA Merrill Lynch

The date of this prospectus supplement is April 13, 2010.

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a shelf registration process. Under the shelf registration process, we may offer from time to time senior or subordinated debt securities and common stock. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the notes that we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our debt securities and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described in the section entitled “Incorporation of Certain Documents by Reference” in the accompanying prospectus before investing in the notes.

We are responsible for the information contained and incorporated by reference in this prospectus supplement and accompanying prospectus and in any free-writing prospectuses we prepare. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. Neither we nor the underwriters are making any recommendation that you purchase the notes, and no one has been authorized by us or the underwriters to make any such recommendation. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

In connection with this offering, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes stabilizing and short-covering transactions in the notes, and the imposition of a penalty bid during and after this offering of the notes. Such stabilization, if commenced, may be discontinued at any time. For a description of these stabilization activities, see “Underwriting.”

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SUMMARY

This summary highlights selected information more fully described elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before investing in the notes. You should read this prospectus supplement, the accompanying prospectus, any free writing prospectus and the documents incorporated by reference herein and therein carefully, especially the risks of investing in the notes discussed in “Risk Factors” below and in the incorporated documents.

Throughout the remainder of this prospectus supplement, except as otherwise indicated, references to “we,” “us,” “our,” “SCC,” and the “company” refer collectively to Southern Copper Corporation and its consolidated subsidiaries. Unless stated otherwise, references herein to “U.S. dollars,” “dollars,” “US$” or “U.S.$” are to United States dollars.

Southern Copper Corporation

SCC is one of the largest integrated copper producers in the world. We produce copper, molybdenum, zinc and silver. All of our mining, smelting and refining facilities are located in Peru and in Mexico and we conduct exploration activities in those countries and Chile. Our operations make us one of the largest mining companies in Peru and also in Mexico. Based on published reports, we believe our copper reserves are among the largest in the world. We were incorporated in Delaware in 1952 and have conducted copper mining operations since 1960. Since 1996, our common stock is listed on both the New York and Lima Stock Exchanges.

Our Peruvian copper operations involve mining, milling and flotation of copper ore to produce copper concentrates and molybdenum concentrates; the smelting of copper concentrates to produce anode copper; and the refining of anode copper to produce copper cathodes. As part of this production process, we also produce significant amounts of molybdenum concentrate and refined silver. We also produce refined copper using solvent extraction/electrowinning (“SX/EW”) technology. We operate the Toquepala and Cuajone mines high in the Andes Mountains, approximately 860 kilometers southeast of the city of Lima, Peru. We also operate a smelter and refinery west of the Toquepala and Cuajone mines in the coastal city of Ilo, Peru.

Our Mexican operations are conducted through our subsidiary, Minera Mexico S.A. de C.V. (“Minera Mexico”), which we acquired in 2005. Minera Mexico engages primarily in the mining and processing of copper, molybdenum, zinc, silver, gold and lead. Minera Mexico operates through subsidiaries that are grouped into three separate units. Mexicana de Cobre S.A. de C.V. operates La Caridad, an open-pit copper mine, a copper ore concentrator, a SX/EW plant, a smelter, a refinery and a rod plant. Mexicana de Cananea S.A. de C.V. operates Cananea, an open-pit copper mine located at the site of one of the world’s largest copper ore deposits, a copper concentrator and two SX/EW plants. Industrial Minera Mexico, S.A. de C.V. and Minerales Metalicos del Norte, S.A. operate five underground mines that produce zinc, lead, copper, silver and gold, a coal mine and several industrial processing facilities for zinc and copper.

We utilize modern mining and processing methods, including global positioning systems and computerized mining operations. Our operations have a high level of vertical integration that allows us to manage the entire production process, from the mining of the ore to the production of refined copper and other products and many related transport and logistics functions, using our own facilities, employees and equipment.

The sales prices for our products are largely determined by market forces outside of our control. Our management, therefore, focuses on cost control and production enhancement to remain profitable. We endeavor to achieve these goals through capital spending programs, exploration efforts and cost reduction programs. Our focus is on seeking to remain profitable during periods of low copper prices and maximizing results in periods of high copper prices.

Our principal executive offices are located at 11811 North Tatum Blvd. Suite 2500, Phoenix, Arizona, our telephone number is (602) 494-5328 and our website address is www.southerncoppercorp.com.

THE OFFERING

Issuer	Southern Copper Corporation

Securities Offered	U.S.$400,000,000 aggregate principal amount of 5.375% notes due 2020 (the “2020 notes”).

U.S.$1,100,000,000 aggregate principal amount of 6.750% notes due 2040 (the “2040 notes”).

Maturity Date	The 2020 notes: April 16, 2020.

The 2040 notes: April 16, 2040.

Interest Rate	The 2020 notes: 5.375% per annum, payable semi-annually in arrears.

The 2040 notes: 6.750% per annum, payable semi-annually in arrears.

Interest Payment Dates	April 16 and October 16 of each year, commencing on October 16, 2010.

Optional Redemption	We may, at our option, at any time, redeem some or all of the notes by paying the greater of the principal amount of the notes to be redeemed and the applicable “make-whole” amount, plus in each case, accrued interest to the redemption date, as described under “Description of the Notes — Optional Redemption.”

Ranking	The notes will constitute our senior unsecured obligations and will rank pari passu in right of payment with all of our other present and future unsecured and unsubordinated indebtedness. The notes will not be guaranteed by any of our subsidiaries and as a result will be structurally subordinated to all existing and future indebtedness and other obligations of our subsidiaries, including trade payables. See “Description of the Notes — General.”

Further Issues	We may from time to time, without notice to or consent of the holders of the notes, create and issue an unlimited principal amount of additional notes of the same series as any of the notes offered pursuant to this prospectus.

Certain Covenants	The indenture relating to the notes contains certain covenants, including limitations on liens, limitations on sale and leaseback transactions, and limitations on consolidations, mergers, sales or conveyances. All of these limitations and restrictions are subject to a number of significant exceptions. See “Description of the Notes — Covenants.”

Change of Control	If we experience a Change of Control Triggering Event (as defined in the indenture governing the notes), we must offer to repurchase the notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any. See “Description of the Notes — Repurchase of Notes at the Option of Holders Upon a Change of Control Triggering Event.”

Book Entry; Form and Denominations	The notes will be issued in the form of one or more global notes without coupons, registered in the name of a nominee of The Depository Trust company, or DTC, as depositary, for the accounts of its participants including Clearstream Banking, société anonyme

(“Clearstream”) and Euroclear Bank S.A./N.V. (“Euroclear”). Notes in definitive certificated form will not be issued in exchange for the global notes except under limited circumstances. The notes will be issued in minimum denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof. See “Description of the Notes — Form, Denomination and Title.”

Use of Proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including the financing of our capital expenditure program.

Material Tax Considerations	You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning the notes in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See “Material Tax Considerations.”

Governing Law	The notes and the indenture will be governed by the laws of the State of New York.

Trustee, Registrar and Paying Agent	Wells Fargo Bank, National Association

Listing and Trading	We will apply to list the notes on the Global Exchange Market of the Irish Stock Exchange Limited.

Irish Paying Agent and Transfer Agent	AIB International Financial Services Limited

Irish Listing Agent	Arthur Cox Listing Services Limited

Risk Factors	See “Risk Factors” beginning on page S-6 of this prospectus supplement and the section entitled “Risk Factors” beginning on page 19 of our annual report on Form 10-K for the fiscal year ended December 31, 2009, for a discussion of certain relevant factors you should carefully consider before deciding to invest in the notes.

Securities Codes	The notes will be assigned the following securities codes:

The 2020 notes: CUSIP: 84265V AD7 ISIN: US84265VAD73

The 2040 notes: CUSIP: 84265V AE5 ISIN: US84265VAE56

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

You should read the summary historical consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included in our annual report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference in the prospectus supplement and the accompanying prospectus. We derived the following summary historical consolidated financial data for the three years ended December 31, 2009 from our consolidated financial statements.

($ in millions, except per share amounts and financial ratios)

	Years Ended December 31,
	2009		2008		2007

Statement of Earnings Data
Net sales	U.S.$	3,734.3	U.S.$	4,850.8	U.S.$	6,085.7
Operating income		1,485.1		2,201.9		3,497.4
Net income		934.6		1,414.5		2,226.6
Net income attributable to:
Non-controlling interest		5.2		7.9		10.2
Southern Copper Corporation	U.S.$	929.4	U.S.$	1,406.6	U.S.$	2,216.4
Per share amounts:(1)
Earnings basic and diluted	U.S.$	1.09	U.S.$	1.60	U.S.$	2.51
Dividends paid	U.S.$	0.44	U.S.$	1.94	U.S.$	2.27

	As of December 31,
	2009		2008		2007

Balance Sheet Data
Cash and cash equivalents	U.S.$	772.3	U.S.$	716.7	U.S.$	1,409.3
Total assets		6,062.6		5,764.3		6,580.6
Total long-term debt, including current portion		1,280.3		1,290.0		1,449.8
Total liabilities		2,168.9		2,368.9		2,715.8
Total equity	U.S.$	3,893.7	U.S.$	3,395.4	U.S.$	3,864.8

	Years Ended December 31,
	2009		2008		2007

Statement of Cash Flows
Cash provided from operating activities	U.S.$	963.2	U.S.$	1,728.3	U.S.$	2,703.5
Depreciation, amortization and depletion		322.6		327.3		327.9
Cash used for investing activities		(359.3)		(418.6)		(246.0)
Capital expenditures		(414.8)		(524.4)		(315.7)
Cash used for financing activities		(458.0)		(2,048.0)		(2,088.3)
Dividends paid		(376.0)		(1,710.8)		(2,002.3)

	Years Ended December 31,
	2009		2008		2007

Financial Ratios
Gross margin(2)	42.5%		48.3%		59.7%
Operating income margin(3)	39.8%		45.4%		57.5%
Net margin(4)	24.9%		29.0%		36.4%
Current assets to current liabilities	2.95		2.11		2.84
Net debt(5)/total capitalization(6)	11.6%		14.5%		1.0%
Ratio of earnings to fixed charges(7)	15.1	x	20.8	x	25.4	x

(1)	Per share amounts reflect earnings and dividends of SCC. Number of shares and values per share have been adjusted to reflect the 2008 and 2006 stock splits.

(2)	Represents net sales less cost of sales (including depreciation, amortization and depletion), divided by net sales as a percentage.

(3)	Represents operating income divided by sales as a percentage.

(4)	Represents net earnings divided by sales as a percentage.

(5)	Net debt is defined as total debt minus cash and cash equivalents balance.

(6)	Represents net debt divided by net debt plus stockholders’ equity.

(7)	Represents earnings divided by fixed charges. Earnings are defined as earnings before income taxes, non-controlling interest and cumulative effect of change in accounting principle, plus fixed charges and amortization of interest capitalized, less interest capitalized. Fixed charges are defined as the sum of interest expense and interest capitalized, plus amortized premiums, discounts and capitalized expenses related to indebtedness.

RISK FACTORS

Any investment in the notes involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus supplement and the accompanying prospectus before deciding whether to purchase the notes. In addition, you should carefully consider, among other things, the matters discussed under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and in other documents that we subsequently file with the Securities and Exchange Commission, all of which are incorporated by reference to the prospectus accompanying this prospectus supplement. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer.

Risks Related to this Offering

We partially depend upon our subsidiaries to service our debt and the notes are structurally subordinated to the payment of the indebtedness of our subsidiaries.

We are the sole obligor on the notes. We derive a substantial portion of our revenue and cash flow from our subsidiaries and our ability to service our debt, including the notes, is substantially dependent upon the earnings of our subsidiaries. None of our subsidiaries will guarantee these notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the notes, or to make any funds available therefore, whether by dividend, distribution, loan or other payments, and the consequent rights of holders of notes to realize proceeds from the sale of any of those subsidiaries’ assets will be structurally subordinated to the claims of any subsidiary’s creditors, including trade creditors or holders of debt of those subsidiaries. As a result, the notes are structurally subordinated to the prior payment of all of the debts (including trade payables) of our subsidiaries and effectively subordinated to all of our existing and future senior secured indebtedness to the extent of the value of the collateral securing such indebtedness. As of December 31, 2009, the indebtedness of our subsidiaries that is structurally senior to the notes was U.S.$56.4 million. Any future subsidiary debt or obligation, whether or not secured, will have priority over the notes.

Our substantial indebtedness could adversely affect our financial condition.

We have a significant amount of indebtedness, which could limit our ability to obtain additional financing for working capital, capital expenditures, stock repurchases, acquisitions, debt service requirements or other purposes. It may also increase our vulnerability to adverse economic, market and industry conditions, limit our flexibility in planning for, or reacting to, changes in our business operations or to our industry overall, and place us at a disadvantage in relation to our competitors that have lower debt levels. Any or all of the above events and/or factors could have an adverse effect on our results of operations and financial condition.

We may issue additional notes.

Under the terms of the indenture that governs each series of the notes, including the notes offered hereby, we may from time to time without notice to, or the consent of, the holders of the applicable series of notes, create and issue additional notes of a new or existing series, which notes, if of an existing series, will be equal in rank to the notes of that series in all material respects so that the notes may be consolidated and form a single series with such notes and have the same terms as to status, redemption or otherwise as such notes.

There is no public market for the notes.

The notes are new securities for which there currently is no established trading market. We can give no assurances concerning the liquidity of any market that may develop for the notes offered hereby, the ability of any investor to sell the notes, or the price at which investors would be able to sell them. If a market for the notes does not develop, investors may be unable to resell the notes for an extended period of time, if at all. If a market for the notes does develop, it may not continue or it may not be sufficiently liquid to allow holders to resell any of the notes. Consequently, investors may not be able to liquidate their investment readily, and lenders may not readily accept the notes as collateral for loans. Application will be made to list the notes on the Global Exchange Market of the Irish Stock Exchange Limited. However, such application may not be approved.

The notes may trade at a discount from their initial issue price or principal amount, depending upon many factors, including prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition, performance and prospects. Any decline in trading prices, regardless of cause, may adversely affect the liquidity and trading markets for the notes.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference herein contain certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Statements that do not relate strictly to historical or current facts are forward-looking and usually identified by the use of words such as “anticipate,” “estimate,” “forecasts,” “approximate,” “expect,” “project,” “intend,” “plan,” “believe,” “will,” “may” and other words of similar meaning in connection with any discussion of future operating or financial matters. Such statements are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Without limiting the generality of the foregoing, forward-looking statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference include statements regarding expected commencement dates of mining or metal production operations, projected quantities of future metal production, anticipated production rates, operating efficiencies, costs and expenditures, including taxes, as well as projected demand or supply for the company’s products. Actual results could differ materially depending upon factors including the risks and uncertainties relating to general U.S. and international economic and political conditions, the cyclical and volatile prices of copper, other commodities and supplies, including fuel and electricity, availability of materials, insurance coverage, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, lower than expected ore grades, water and geological problems, the failure of equipment or processes to operate in accordance with specifications, failure to obtain financial assurance to meet closure and remediation obligations, labor relations, litigation and environmental risks, as well as political and economic risk associated with foreign operations. Results of operations are directly affected by metals prices on commodity exchanges, which can be volatile. These statements involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. We have based these forward-looking statements on current expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. The risks and uncertainties that may affect our operations, performance and results and the forward-looking statements include, but are not limited to, those set forth under Item 1A, “Risk Factors” commencing on page 19 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting underwriters’ discounts and estimated offering expenses of approximately U.S.$7,200,000, will be approximately U.S.$1,482,474,000. We intend to use the net proceeds from this offering for general corporate purposes, including the financing of our capital expenditure program.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2009 on a historical basis and as adjusted to give effect to this offering. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2009
	Historical		As Adjusted
	(In thousands)

Debt:
6.375% Notes due 2015	U.S.$	199.2	U.S.$	199.2
7.500% Notes due 2035		984.7		984.7
2.47% Mitsui credit agreement due 2013		40.0		40.0
9.25% Yankee bonds		56.4		56.4
5.375% Notes due 2020 offered hereby		—		400.0
6.750% Notes due 2040 offered hereby		—		1,100.0

Total debt		1,280.3		2,780.3

Total stockholders’ equity		3,893.7		3,893.7

Total capitalization	U.S.$	5,173.0	U.S.$	6,674.0

DESCRIPTION OF THE NOTES

Each of the 2020 notes and the 2040 notes will be issued under a supplemental indenture to the indenture (the “Base Indenture”) to be entered into between the Issuer and Wells Fargo Bank, National Association, as Trustee (the “Trustee,” which term includes any successor as Trustee). Each such supplemental indenture, together with the Base Indenture, is referred to herein as an “Indenture” and collectively as the “Indentures.” In this description, the term “Issuer” refers only to Southern Copper Corporation and not to any of its subsidiaries.

The following summaries of certain provisions of the notes and the Indentures are subject to, and are qualified in their entirety by reference to, all the terms and conditions of the notes and the Indentures, including the definitions therein of certain terms. Copies of the Indentures are available at the Issuer’s principal executive offices, as well as at the offices of the Trustee. As used herein, the term “Holder” or “Noteholder” means the person in whose name a note of either series is registered in the register maintained for each series of notes by the registrar.

General

The notes will be general unsecured and unconditional obligations of the Issuer. The series of notes rank pari passu with each other and will rank pari passu in right of payment with all other existing and future unsecured and unsubordinated obligations of the Issuer. The Issuer will initially issue 2020 notes in an aggregate principal amount of US$400,000,000 million and 2040 notes in an aggregate principal amount of US$1,100,000,000 million. The Issuer is entitled, without the consent of the Holders, to issue additional notes of either series under the applicable Indenture on the same terms and conditions and with the same CUSIP numbers as the 2020 notes and the 2040 notes being offered hereby in an unlimited aggregate principal amount (the “Additional Notes”). The 2020 notes and any Additional Notes of such series will be treated as a single class for all purposes under the applicable Indenture. Similarly, the 2040 notes and any Additional Notes of such series will be treated as a single class for all purposes under the applicable Indenture. Unless the context otherwise requires, for all purposes of the applicable Indenture and this “Description of the Notes,” references to the 2020 notes and the 2040 notes, include any Additional Notes of such series actually issued. The notes are unsecured and are effectively subordinated to all of our existing and future senior secured indebtedness to the extent of the value of the collateral securing such indebtedness. In addition, the notes will not be guaranteed by any of our subsidiaries and as a result will be structurally subordinated to all existing and future indebtedness and other obligations of our subsidiaries, including trade payables.

The 2020 notes will bear interest at the rate of 5.375% per annum and will be payable semiannually, in arrears, on each April 16 and October 16 commencing October 16, 2010, to the holders of record of the notes at the close of business on the immediately preceding April 1 or October 1, as the case may be. Interest on the 2020 notes will be computed on the basis of a 360-day year of twelve 30-day months. The 2020 notes will mature on April 16, 2020.

The 2040 notes will bear interest at the rate of 6.750% per annum and will be payable semiannually, in arrears, on each April 16 and October 16 commencing October 16, 2010, to the holders of record of the notes at the close of business immediately preceding April 1 or October 1, as the case may be. Interest on the 2040 notes will be computed on the basis of a 360-day year of twelve 30-day months. The 2040 notes will mature on April 16, 2040.

Notwithstanding the foregoing, any interest which is payable, but which is not punctually paid or duly provided for, on any interest payment date (“Defaulted Interest”) shall cease to be payable to the Holder registered on such date, and shall be payable, at the election of the Issuer, either (i) to the person in whose name such note is registered at the close of business on a special record date to be fixed by the Trustee not more than 15 nor less than 10 days prior to the date fixed by the Issuer for payment thereof or (ii) in any other lawful manner not inconsistent with the rules of any applicable securities exchange if deemed practicable by the Trustee.

Methods of Receiving Payments on the Notes

All payments on the notes will be made at the office or agency of the paying agent and registrar within Minneapolis, Minnesota in the United States unless the Issuer elects to make interest payments by check mailed to the Holders at their address set forth in the register.

If any payment in respect of a note is due on a day that is not a business day then such payment need not be made on such day but may be made on the next succeeding business day, with the same force and effect as if made on the date for such payment, and no interest will accrue for the period from and after such date.

Paying Agent and Registrar for the Notes

The Trustee will initially act as paying agent and registrar. Application will be made to list the notes on the Global Exchange Market of the Irish Stock Exchange and for so long as the rules of the Irish Stock Exchange require, the Issuer will maintain a paying agent having its specified office in a member state of the European Union. The Issuer may change the paying agent or registrar without prior notice to the Holders, and the Issuer or any of its Subsidiaries may act as paying agent or registrar.

Optional Redemption

Except as described below, neither the 2020 notes nor the 2040 notes are redeemable at the Issuer’s option. The Issuer is not, however, prohibited from acquiring the notes by means other than a redemption, whether pursuant to a tender offer, open market purchase or otherwise, so long as the acquisition does not otherwise violate the terms of the applicable Indenture.

The 2020 notes and the 2040 notes will be redeemable, at any time and from time to time, in whole or in part, at the Issuer’s option at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but not including, the date of redemption, and (ii) the sum of the present values of the Remaining Scheduled Payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the applicable redemption date) discounted to that redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points in the case of the 2020 notes and plus 35 basis points in the case of the 2040 notes. Notwithstanding the foregoing, payments of interest on the notes will be payable to the Holders of those notes registered as such at the close of business on the relevant record dates according to the terms and provisions of the Indenture. In connection with such optional redemption, the following defined terms apply:

“Comparable Treasury Issue” means, with respect to the 2020 notes or the 2040 notes, the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term (“remaining life”) of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such series of notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (ii) if the Independent Investment Banker is unable to obtain at least five such Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations obtained by the Independent Investment Banker.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Issuer from time to time to act as the “Independent Investment Banker.”

“Reference Treasury Dealer” means each of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated and their respective successors and two other nationally recognized investment banking firm that is a Primary Treasury Dealer (as defined below) selected from time to time by the Issuer; provided, however, that if any of the foregoing shall cease to be a primary US Government securities dealer in New York City (a “Primary Treasury Dealer”), the Issuer shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if that redemption date is not an interest payment date with respect to such notes, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder of the notes to be redeemed. On and after any redemption date, interest will cease to accrue on the notes or any portion thereof called for redemption unless the Issuer defaults in the payment of the redemption price.

Upon presentation in physical, certificated form of any note to be redeemed in part only, the Issuer will execute and the Trustee will authenticate and deliver to us on the order of the holder thereof, at the Issuer’s expense, a new note or notes, of authorized denominations, in principal amount equal to the unredeemed portion of the note so presented. The Issuer may at any time purchase notes in the open market or otherwise at any price. Any notes that are redeemed or purchased by the Issuer shall be delivered to the Trustee for cancellation and may not be reissued or resold. Any redemption and notice thereof pursuant to the applicable Indenture may, in the Issuer’s discretion, be subject to the satisfaction of one or more conditions precedent.

Covenants

Subject to the terms of the applicable Indenture the Issuer and its Subsidiaries have agreed be bound by the following restrictive covenants.

Limitation on Liens

The Issuer will not, nor will it permit any Subsidiary to, issue, assume or suffer to exist any Indebtedness or Guarantee, if such Indebtedness or Guarantee is secured by a Lien upon any Specified Property, unless, concurrently with the issuance or assumption of such Indebtedness or Guarantee or the creation of such Lien, the notes (together with, at the Issuer’s option, any other indebtedness of or guarantee by the Issuer or its Subsidiaries then existing or thereafter created which is not subordinated to the notes) shall be secured equally and ratably with (or at the Issuer’s option prior to) such Indebtedness or Guarantee for so long as such Indebtedness or Guarantee is so secured; provided, however, that the foregoing restriction shall not apply to:

(1) any Lien on (a) any Specified Property acquired, constructed, developed, extended or improved by the Issuer or any Subsidiary (singly or together with other Persons) after the date of the Indenture or any property reasonably incidental to the use or operation of such Specified Property (including any real property on which such Specified Property is located), or (b) any shares or other ownership interest in, or any Indebtedness of, any Person which holds, owns or is entitled to such property, products, revenue or profits, provided that in the case of both clause (a) and (b) above, such Lien is created, incurred or assumed (x) during the period such Specified Property was being constructed, developed, extended or improved, or (y) contemporaneously with, or within 360 days after, such acquisition or the completion of such construction, development, extension or improvement in order to secure or provide for the payment of all or any part of the purchase price or other consideration of such Specified Property or the other costs of such acquisition, construction, development, extension or improvement (including costs such as escalation, interest during construction and financing and refinancing costs);

(2) any Lien on any Specified Property existing at the time of acquisition thereof and which (a) is not created as a result of or in connection with or in anticipation of such acquisition and (b) does not attach to any other Specified Property other than the Specified Property so acquired;

(3) any Lien on any Specified Property acquired from a Person that is merged with or into the Issuer or any Subsidiary or any Lien existing on Specified Property of any Person at the time such Person becomes a Subsidiary, in either such case which (a) is not created as a result of or in connection with or in anticipation of any such transaction and (b) does not attach to any other Specified Property other than the Specified Property so acquired;

(4) any Lien which secures Indebtedness or a Guarantee owing by a Subsidiary to the Issuer or any other Subsidiary;

(5) any Liens on any Specified Property in favor of the government of the United States, Mexico or Peru or of any other country or any political subdivision thereof, to secure payments pursuant to any contract with such government or to any statute to which the Issuer or any of its Subsidiaries is subject;

(6) any Lien existing on the date of the applicable Indenture; or

(7) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part, of any Lien referred to in the foregoing clauses (1) through (6) inclusive; provided that the principal amount of Indebtedness or Guarantee secured thereby shall not exceed the principal amount of Indebtedness or Guarantee so secured at the time of such extension, renewal or replacement plus an amount necessary to pay any fees and expenses, including premiums and defeasance costs related to such transaction, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Lien so extended, renewed or replaced (plus improvements on such property).

Notwithstanding the foregoing, the Issuer or any Subsidiary may issue or assume Indebtedness or a Guarantee secured by a Lien which would otherwise be prohibited under the provisions of the Indenture described in this section or enter into Sale and Leaseback Transactions that would otherwise be prohibited by the provisions of the Indenture described below under “— Limitation on Sale and Leaseback Transactions”, provided that the amount of such Indebtedness or Guarantee or the Attributable Value of such Sale and Leaseback Transaction, as the case may be, together with the aggregate amount (without duplication) of (i) Indebtedness or Guarantees outstanding at such time that were previously incurred pursuant to this paragraph by the Issuer and its Subsidiaries, plus (ii) the Attributable Value of all such Sale and Leaseback Transactions of the Issuer and its Subsidiaries outstanding at such time that were previously incurred pursuant to the provisions of the Indenture described below under “— Limitation on Sale and Leaseback Transactions” shall not exceed 20% of Consolidated Net Tangible Assets at the time any such Indebtedness or Guarantee is issued or assumed by the Issuer or any Subsidiary or at the time any such Sale and Leaseback Transaction is entered into.

For the avoidance of doubt, the sale or other transfer of (i) any minerals in place for a period of time until, or in an amount such that the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such minerals or (ii) any other interest in property of the character commonly referred to as a “production payment,” shall not constitute the incurrence of Indebtedness or a Guarantee secured by a Lien.

Limitation on Sale and Leaseback Transactions

Neither the Issuer nor any Subsidiary may enter into any Sale and Leaseback Transaction with respect to any Specified Property, unless either (i) the Issuer or such Subsidiary would be entitled pursuant to the provisions of the Indenture described above under “— Limitation on Liens” to issue or assume Indebtedness or a Guarantee (in an amount equal to the Attributable Value with respect to such Sale and Leaseback

Transactions) secured by a Lien on such Specified Property without equally and ratably securing the notes of such series; (ii) within 360 days of such Sale and Leaseback Transaction, the Issuer or such Subsidiary applies or causes to be applied, in the case of a sale or transfer for cash, an amount equal to 85% of the net proceeds thereof and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value (as determined in good faith by the board of directors of the Issuer) of the Specified Property so leased to: (A) to the retirement, within 360 days after the effective date of such Sale and Leaseback Transaction, of (x) Indebtedness of the Issuer ranking at least pari passu in right of payment with the notes of such series or (y) Indebtedness of any Subsidiary of the Issuer, in each case owing to a Person other than the Issuer or any Affiliate of the Issuer, or (B) to the acquisition, purchase, construction, development, extension or improvement of any property or assets of the Issuer or any Subsidiary used or to be used by or for the benefit of the Issuer or any Subsidiary in the ordinary course of business; or (iii) the Issuer or such Subsidiary equally and ratably secures the notes of such series as described above under “— Limitation on Liens.”

The foregoing restrictions shall not apply to any transactions providing for a lease for a term of less than three years.

Repurchase at the Option of Holders Upon a Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event, each Holder of notes will have the right to require the Issuer to repurchase all or any part of such Holder’s notes pursuant to the offer described below (the “Change of Control Offer”) at a purchase price (the “Change of Control Purchase Price”) equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control Triggering Event, the Issuer shall send, by first-class mail, with a copy to the Trustee, to each Holder of notes, at such Holder’s address appearing in the register, a notice stating:

(1) that a Change of Control Triggering Event has occurred and a Change of Control Offer is being made pursuant to the covenant entitled “Repurchase at the Option of Holders Upon a Change of Control Triggering Event” and that all notes validly tendered will be accepted for payment;

(2) the Change of Control Purchase Price and the purchase date, which shall be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed;

(3) the circumstances and relevant facts regarding the Change of Control Triggering Event; and

(4) the procedures that Holders of notes must follow in order to validly tender their notes (or portions thereof) for payment and the procedures that Holders of notes must follow in order to withdraw an election to tender notes (or portions thereof) for payment.

The Issuer will not be required to make a Change of Control Offer following a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the applicable Indenture applicable to a Change of Control Offer made by the Issuer and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

The Issuer will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described above, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of such compliance.

The Issuer’s obligation to make an offer to repurchase the notes as a result of a Change of Control Triggering Event may be waived or modified at any time prior to the occurrence of such Change of Control

Triggering Event with the written consent of the holders of a majority in principal amount of the notes of the applicable series. See “— Amendments and Waivers.”

Consolidation, Merger, Sale or Conveyance

For so long as the 2020 notes or the 2040 notes are outstanding, the Issuer may not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any Person, unless (i) the successor Person shall be a corporation organized and existing under the laws of the United States (or any State thereof or the District of Columbia) and shall expressly assume, by a supplemental indenture, the due and punctual payment of the principal of and interest on all the outstanding notes of such series and the performance of every covenant in the applicable Indenture on the part of the Issuer to be performed or observed, (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and (iii) the Issuer shall have delivered to the Trustee an Officer’s Certificate and opinion of counsel stating that all conditions precedent set forth in the indenture relating to the consummation of such consolidation, merger, conveyance or transfer and entering into of such supplemental indenture have been met. In case of any such consolidation, merger, conveyance or transfer (other than a lease), such successor corporation will succeed to and be substituted for the Issuer as obligor on the notes of the applicable series, with the same effect as if it had been named in the applicable Indenture as such obligor.

For purposes of this covenant, the conveyance or transfer of all the property of one or more Subsidiaries of the Issuer which property, if held by the Issuer instead of such Subsidiaries, would constitute all or substantially all the property of the Issuer on a consolidated basis, shall be deemed to be the transfer of all or substantially all the property of the Issuer.

Certain Definitions

The following terms have the following definitions in the Indentures:

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Attributable Value” in respect of a Sale and Leaseback Transaction means, as to any particular lease under which the Issuer or any Subsidiary is at any time liable as lessee and any date as of which the amount thereof is to be determined, the total net obligations of the lessee for rental payments (excluding, however, any amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, services, insurance, taxes, assessments, water rates or similar charges and any amounts required to be paid by such lessee thereunder contingent upon monetary inflation or the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges) during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) discounted from the respective due dates thereof to such date at a rate per annum equivalent to the interest rate inherent in such lease (as determined in good faith by the Issuer in accordance with generally accepted financial practice).

“Change of Control,” at any date, means the failure of Mr. German Larrea Mota-Velasco and his immediate family members, including his spouse, parents, siblings, and lineal descendents, estates and heirs, or any trust or other investment vehicle for the primary benefit of any of the foregoing, to possess, directly or indirectly, whether through ownership of Voting Stock, contract or otherwise, the power to elect or designate for election the majority of the board of directors of the Issuer or to direct or cause the direction of the management or policies of the Issuer.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Decline.

“Commission” means the Securities and Exchange Commission, as from time to time constituted, created under the Securities Exchange Act of 1934, as amended, or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

“Consolidated Net Tangible Assets” means the total of all assets appearing on a consolidated balance sheet of the Issuer and its Subsidiaries, net of all applicable reserves and deductions, but excluding goodwill, trade names, trademarks, patents, unamortized debt discount and all other like intangible assets, less the aggregate of the current liabilities of the Issuer and its Subsidiaries appearing on such balance sheet as determined in accordance with U.S. GAAP.

“Fitch” means Fitch Ratings, Ltd. or any successor to the rating agency business thereof.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person, direct or indirect, contingent or otherwise, or entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantee” shall not apply to a guarantee of intercompany indebtedness among the Issuer and the Subsidiaries or among the Subsidiaries.

“Indebtedness” means, with respect to any Person (without duplication):

(1) any obligation of such Person (a) for borrowed money, under any reimbursement obligation relating to a letter of credit (other than letters of credit payable to suppliers in the ordinary course of business), under any reimbursement obligation relating to a financial bond or under any reimbursement obligation relating to a similar instrument or agreement, (b) for the payment of money relating to any obligations under any capital lease of real or personal property, or (c) under any agreement or instrument in respect of an interest rate or currency swap, exchange or hedging transaction or other financial derivatives transaction (other than (x) any such agreements or instruments directly related to Indebtedness otherwise incurred in compliance with the Indenture and (y) any such agreements as are entered into in the ordinary course of business and are not for speculative purposes or the obtaining of credit); and

(2) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clause (1) above. For the purpose of determining any particular amount of Indebtedness under this definition, Guarantees of (or obligations with respect to letters of credit) Indebtedness otherwise included in the determination of such amount shall not be included.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P and BBB- (or the equivalent) by Fitch.

“Lien” means any mortgage, pledge, lien or security interest.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Rating Agencies” means Moody’s, S&P and Fitch.

“Rating Decline” means if on, or within 90 days after, the earlier of the date of public notice of the occurrence of a Change of Control or of the intention of the Company to effect a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies), the rating of the notes of the applicable series by at least one of the Rating Agencies shall be decreased by one or more gradations (including gradations within categories as well as between rating categories).

“S&P” means Standard & Poor’s Ratings Services or any successor to the rating agency business thereof.

“Sale and Leaseback Transaction” means any transaction or series of related transactions pursuant to which the Issuer or any Subsidiary sells or transfers any property to any Person with the intention of taking back a lease of such property pursuant to which the rental payments are calculated to amortize the purchase price of such property substantially over the useful life thereof and such property is in fact so leased.

“Significant Subsidiary” means a Subsidiary of the Issuer which would be a “significant subsidiary” within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission as in effect on the date of the Indenture, assuming the Issuer is the registrant referred to in such definition.

“Specified Property” means any mineral property (other than inventory or receivables), concentrator, smelter, refinery or rod plant of the Issuer or any Subsidiary and any capital stock or Indebtedness of any Subsidiary directly owning any such property, concentrator, smelter, refinery or rod plant. This term excludes any mineral property, concentrator, smelter or refinery or rod plant of the Issuer or any Subsidiary that in the good faith opinion of the Issuer’s board of directors is not materially important to the total business conducted by the Issuer and its Subsidiaries, taken as a whole.

“Subsidiary” means any corporation or other business entity of which the Issuer owns or controls (either directly or through one or more other Subsidiaries) more than 50% of the issued share capital or other ownership interests, in each case having ordinary voting power to elect or appoint directors, managers or trustees of such corporation or other business entity (whether or not capital stock or other ownership interests or any other class or classes shall or might have voting power upon the occurrence of any contingency). For the avoidance of doubt, SPCC Peru Branch shall not be considered a Subsidiary of the Issuer.

“U.S. GAAP” with respect to any computations required or permitted hereunder, means generally accepted accounting principles in effect in the United States as in effect from time to time; provided, however if the Issuer is required by the Commission to adopt (or is permitted to adopt and so adopts) a different accounting framework, including but not limited to the International Financial Reporting Standards, “GAAP” shall mean such new accounting framework as in effect from time to time, including, without limitation, in each case, those accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession.

“Voting Stock” means capital stock issued by a corporation, or equivalent interests in any other Person, the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even if the right to vote has been suspended by the happening of such a contingency.

Highly Leveraged Transactions

The Indentures do not include any debt covenants or other provisions which afford holders of the notes protection in the event of a highly leveraged transaction.

Reporting Requirements

The Issuer shall provide the Trustee and the Commission, and transmit to Holders, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act of 1939 (the “Trust Indenture Act”) at the times and in the manner provided in the Trust Indenture Act, including:

(i) within 30 days after the Issuer is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Issuer may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended; or, if the Issuer is not required to file information, documents or reports pursuant to either of such sections, then the Issuer shall file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations; provided, that the filing of the reports specified in Section 13 or 15(d) of the Exchange Act by an entity that is the direct or indirect parent of the Issuer will satisfy these requirements so long as such entity is an obligor or guarantor on the notes; and

(ii) in accordance with the rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Issuer with the conditions and covenants provided for in the Indenture, as may be required from time to time by such rules and regulations.

The filing of the reports specified in Section 13 or 15(d) of the Exchange Act by an entity that is the direct or indirect parent of the Issuer will satisfy these requirements so long as such entity is an obligor or guarantor on the notes; and provided further that the reports of such entity will not be required to include condensed consolidating financial information for the Issuer in a footnote to the financial statements of such entity.

Any document referred to above that is filed with the Commission via the Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) and publicly available without charge will be deemed to have been provided to the Trustee at the time of such filing; provided, however, that the trustee will have no responsibility to determine whether or not the Issuer has made such filings.

Other Covenants

The Indentures contain certain other covenants relating to, among other things, the maintenance of corporate existence and maintenance of books and records. Copies of the Indentures are available at the offices of the Issuer and at the offices of the Trustee.

Listing

Application will be made for the notes to be admitted to listing on the Global Exchange Market of the Irish Stock Exchange. Any such listing may be discontinued at any time in the Issuer’s sole discretion.

Events of Default

Each Indenture will provide that each of the following events constitutes an Event of Default with respect to the 2020 notes or the 2040 notes, respectively:

(1) default in the payment of the principal of any note issued pursuant to such Indenture after any such principal becomes due in accordance with the terms thereof, upon redemption or otherwise; or default in the payment of any interest in respect of such notes if such default continues for 30 days after any such interest becomes due in accordance with the terms thereof;

(2) failure to observe or perform any other covenant or agreement contained in the notes issued pursuant to such Indenture, and such failure continues for 60 days after notice, by registered or certified mail, to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding notes of a series issued pursuant to such Indenture, specifying such failure and requiring it to be remedied and stating that such notice constitutes a notice of default under such Indenture;

(3) the Issuer or any of its Significant Subsidiaries shall fail to pay when due (whether at maturity, upon redemption or acceleration or otherwise) the principal of any Indebtedness in excess, individually or in the aggregate of US$50 million (or the equivalent thereof in other currencies), if such failure shall continue for more than the period of grace, if any, applicable thereto and the period for payment has not been expressly extended;

(4) a decree or order by a court having jurisdiction shall have been entered adjudging the Issuer or any of its Significant Subsidiaries as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, concurso mercantil or quiebra of or by the Issuer or any of its Significant Subsidiaries and such decree or order shall have continued undischarged or unstayed for a period of 120 days; or a decree or order of a court having jurisdiction for the appointment of a receiver or liquidator or sindico or conciliador for the liquidation or dissolution of the Issuer or any of its Significant Subsidiaries, shall have been entered, and such decree or order shall have continued undischarged and unstayed for a period of 120 days; provided, however, that any Significant Subsidiary may be liquidated or dissolved if, pursuant to such liquidation or dissolution, all or substantially all of its assets are transferred to the Issuer or another Significant Subsidiary of the Issuer; or

(5) the Issuer or any of its Significant Subsidiaries shall institute any proceeding to be adjudicated as voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization, concurso mercantil or quiebra, or shall consent to the filing of any such petition, or shall consent to the appointment of a receiver or liquidator or sindico or conciliador or trustee or assignee in bankruptcy or insolvency of it or its property.

If an Event of Default specified in clause (4) or (5) above shall occur, the maturity of all outstanding notes shall automatically be accelerated and the principal amount of the notes, together with accrued interest thereon, shall be immediately due and payable. If any other Event of Default shall occur and be continuing, the Trustee or the Holders of not less than 25% of the aggregate principal amount of the 2020 notes or the 2040 notes, as applicable, then outstanding may, by written notice to the Issuer (and to the Trustee if given by Holders), declare the principal amount of the applicable notes, together with accrued interest thereon, immediately due and payable. The right of the Holders to give such acceleration notice shall terminate if the event giving rise to such right shall have been cured before such right is exercised. Any such declaration may be annulled and rescinded by written notice from the Trustee or the Holders of a majority of the aggregate principal amount of the 2020 notes or the 2040 notes, as applicable, then outstanding to the Issuer if all amounts then due with respect to the applicable notes are paid (other than amount due solely because of such declaration) and all other defaults with respect to the applicable notes are cured.

Subject to the provisions of the applicable Indenture relating to the duties of the Trustee, in case the Issuer shall fail to comply with its obligations under such Indenture or the 2020 notes or the 2040 notes and such failure shall be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee indemnity reasonably satisfaction to it. The Holders of a majority in aggregate principal amount of the outstanding 2020 notes or the 2040 notes, as applicable, will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, to the extent such action does not conflict with the provisions of the applicable Indenture or applicable law.

No Holder of any note will have any right to institute any proceeding with respect to the applicable Indenture or the notes or for any remedy thereunder, unless such Holder has previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding 2020 notes or the 2040 notes, as the case may be, shall have made a written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee, such Holder or Holders have offered to the Trustee indemnity reasonably satisfactory to it, the Trustee for 60 days after receipt of such notice has failed to institute any such proceeding and no direction inconsistent with such request shall have been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the outstanding 2020 notes or the 2040 notes, as the case may be. However, such limitations do not apply to a suit individually instituted by a Holder of a note for enforcement of payment of the principal of, or interest on, such note on or after respective due dates expressed in such note.

Defeasance

The Issuer may at any time terminate all of its obligations with respect to the 2020 notes or the 2040 notes (“defeasance”), except for certain obligations, including those regarding any trust established for a defeasance, to replace mutilated, destroyed, lost or stolen notes and to maintain agencies in respect of notes. The Issuer may at any time terminate its obligations under the applicable Indenture under the covenants described above under “— Covenants” (other than the covenant described under “— Covenants — Consolidation, Merger, Sale or Conveyance”), and any omission to comply with such obligations shall not constitute a Default with respect to the notes issued under the applicable Indenture (“covenant defeasance”). In order to exercise either defeasance or covenant defeasance, the Issuer must irrevocably deposit in trust, for the benefit of the Holders of the 2020 notes or the 2040 notes, as the case may be, with the Trustee money or United States government obligations, or a combination thereof in such amounts as will be sufficient to pay the principal of, and interest on such notes to the redemption date specified by the Issuer in accordance with the terms of the applicable Indenture and comply with certain other conditions, including the delivery of an opinion as to certain tax matters.

Amendments and Waivers

Each Indenture may be amended by the Trustee and the Issuer for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained therein, or in any manner which may be deemed necessary or desirable and which shall not adversely affect the interests of any of the Holders of the 2020 notes or the 2040 notes, as the case may be, in any material respect, to all of which each Holder of the 2020 notes or the 2040 notes, as the case may be, shall, by acceptance thereof, consent.

Modification and amendments to either Indenture or to the terms and conditions of the 2020 notes or the 2040 notes, as the case may be, may also be made, and future compliance therewith or past default by the Issuer (other than a default in the payment of any amount, including in connection with a redemption, due on the applicable notes or in respect of covenant or provision which cannot be modified and amended without the consent of the Holders of all notes so affected) may be waived, either with the written consent (including consents obtained in connection with a tender offer or exchange offer for the notes) of the Holders of at least a majority in aggregate principal amount of outstanding 2020 notes or the 2040 notes, as the case may be, or by the adoption of resolutions at a meeting of Holders of the applicable notes by the Holders of at least a majority of the outstanding 2020 notes or the 2040 notes, as the case may be; provided, however, that no such modification or amendment to either Indenture or to the terms and conditions of the 2020 notes or the 2040 notes, as the case may be, may, without the consent or the affirmative vote of the Holder of each 2020 note or 2040 note, as the case may be, so affected, change any installment of interest with respect to any 2020 note or 2040 note, as the case may be, or reduce the principal amount of or interest with respect to any 2020 note or 2040 note, as the case may be; change the prices at which the 2020 notes or 2040 notes, as the case may be, may be redeemed by the Issuer; reduce the premium payable upon a Change of Control Triggering Event or, at any time after a Change of Control Triggering Event has occurred, change the time at which the Change of Control Offer relating thereto must be made or at which the 2020 notes or the 2040 notes, as the case may be, must be repurchased pursuant to such Change of Control Offer; change the currency in which, or change the required place at which, payment with respect to principal of or interest with respect to the 2020 notes or the 2040 notes, as the case may be, is payable; change the time at which any 2020 note or 2040 note, as the case may be, may be redeemed; or reduce the above-stated percentage of principal amount outstanding of 2020 notes or 2040 notes, as the case may be, required to modify or amend the applicable Indenture or the terms or conditions of the 2020 notes or 2040 notes, as the case may be, or to waive any future compliance or past default.

Governing Law

The notes and the Indentures will be governed by, and construed in accordance with, the laws of the State of New York without regard to conflicts of laws thereof.

Form, Denomination and Title

Unless otherwise specified in an applicable prospectus supplement, the following information relates to the form, clearing and settlement of each series of the notes.

The Issuer will issue both the 2020 notes and the 2040 notes in global form, without interest coupons. Both series of notes issued in global form will be represented, at least initially, by one or more global notes. Upon issuance, global notes representing each series of notes will be deposited with the Trustee as custodian for The Depository Trust Company (“DTC”), and registered in the name of Cede & Co., as DTC’s partnership nominee. Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC (the “DTC participants”), or persons who hold interests through DTC participants. The Issuer expects that, under procedures established by DTC, ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global notes).

Beneficial interests in each series of the global notes may be credited within DTC to Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking S.A. (“Clearstream”) on behalf of the owners of such interests.

Investors may hold their interests in the global notes directly through DTC, Euroclear or Clearstream, if they are participants in those systems, or indirectly through organizations that are participants in those systems.

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for Global Notes

Interests in each series of the global notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream. The following summary of those operations and procedures is provided solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. The Issuer is not responsible for those operations or procedures.

DTC has advised that it is:

1. a limited purpose trust company organized under the New York Banking Law;

2. a “banking organization” within the meaning of the New York Banking Law;

3. a member of the United States Federal Reserve System;

4. a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

5. a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic computerized book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers; banks and trust companies; clearing corporations; and certain other organizations. Indirect access to DTC’s system is also available to others such as securities brokers and dealers; banks and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC or its nominee is the registered owner of a global note, DTC or its nominee will be considered the sole owner or Holder of the securities represented by that global note for all purposes under the applicable Indenture. Except as provided below, owners of beneficial interests in a global note:

1. will not be entitled to have notes represented by the global note registered in their names;

2. will not receive or be entitled to receive physical, certificated notes; and

3. will not be considered the registered owners or Holders of the notes under the applicable Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the Indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a Holder of notes under the applicable Indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium, if any, and interest with respect to the 2020 notes and the 2040 notes, as the case may be, represented by a global note will be made by the Trustee to DTC’s nominee as the registered Holder of the applicable global note. Neither the Issuer nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary practices and will be the responsibility of those participants or indirect participants and not of DTC, its nominee or the Issuer.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day following the DTC settlement date.

Although DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems, they are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither the Issuer nor the Trustee has any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated Notes

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form unless:

1. DTC notifies the Issuer at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

2. DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

3. the Issuer, at its option, notifies the Trustee that it elects to cause the issuance of certificated notes; or

4. certain other events provided in the applicable Indenture should occur, including the occurrence and continuance of an Event of Default with respect to the notes.

In all cases, certificated notes delivered in exchange for any global note will be registered in the names, and issued in any approved denominations, requested by the depository.

Replacement of Notes

In the event that any note shall become mutilated, defaced, destroyed, lost or stolen, the Issuer will execute and, upon the Issuer’s request, the Trustee will authenticate and deliver a new note, of like tenor (including the same date of issuance) and equal principal amount, registered in the same manner, and bearing interest from the date to which interest has been paid on such note, in exchange and substitution for such note (upon surrender and cancellation thereof) or in lieu of and substitution for such note. In the event that such note is destroyed, lost or stolen, the applicant for a substitute note shall furnish to the Issuer and the Trustee such security or indemnity as may be required by them to hold each of them harmless, and, in every case of destruction, loss or theft of such note, the applicant shall also furnish to the Issuer and the Trustee satisfactory evidence of the destruction, loss or theft of such note and of the ownership thereof. Upon the issuance of any substituted note, the Issuer may require the payment by the registered Holder thereof of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other fees and expenses (including the fees and expenses of the Trustee) connected therewith.

Trustee

Wells Fargo Bank, National Association is to be appointed as Trustee, registrar, paying agent and transfer agent under each Indenture. The Issuer may have normal banking relationships with Wells Fargo Bank, National Association and its affiliates in the ordinary course of business. The address of the Trustee is 707 Wilshire Blvd, 17th Floor Los Angeles, CA 90017.

Each Indenture contains provisions for the indemnification of the Trustee and for its relief from responsibility. The obligations of the Trustee to any Holder of notes are subject to such immunities and rights as are set forth in the applicable Indenture.

The Trustee and any of its affiliates may hold notes in their own respective names.

MATERIAL TAX CONSIDERATIONS

Certain United States Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax consequences of an investment in the notes to Non-U.S. holders (as defined below). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their special circumstances or taxpayers subject to special treatment under U.S. federal income tax laws (including controlled foreign corporations and passive foreign investment companies). This discussion does not address any aspect of U.S. federal taxation other than U.S. federal income taxation or any aspect of state, local or foreign taxation. In addition, this discussion deals only with certain U.S. federal income tax consequences to a holder that acquires the notes in the initial offering at their issue price and holds the notes as capital assets.

This summary is based on current U.S. federal income tax law, which is subject to change, possibly with retroactive effect.

EACH PROSPECTIVE PURCHASER OF THE NOTES SHOULD CONSULT ITS TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES.

A “U.S. Holder” is a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or (ii) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of a note that is not a U.S. Holder or a partnership. If a partnership holds a note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding a note should consult its tax advisor concerning the U.S. federal income and other tax consequences.

Tax Consequences to Non-U.S. Holders

Interest.  Subject to the discussion below concerning back-up withholding, no U.S. federal income or withholding tax generally will apply to a payment of interest on a note to a Non-U.S. Holder, provided that

•	such interest is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder;

•	such Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	such Non-U.S. Holder is not a controlled foreign corporation directly or indirectly related to us through stock ownership;

•	either (A) such Non-U.S. Holder provides its name and address, and certifies on IRS Form W-8BEN (or a substantially similar form), under penalties of perjury, that it is not a U.S. person or (B) a securities clearing organization or certain other financial institutions holding the note on behalf of the Non-U.S. Holder certifies on IRS Form W-8IMY, under penalties of perjury, that such certification has been received by it and furnishes us or our paying agent with a copy thereof; and

•	we or our paying agent do not have actual knowledge or reason to know that the beneficial owner of the note is a U.S. person.

If all of the foregoing requirements are not met, payments of interest on a note generally will be subject to U.S. federal withholding tax at a 30% rate (or a lower applicable treaty rate, provided certain certification requirements are met), subject to the discussion below concerning interest that is effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States.

Sale, Exchange, Retirement or Other Disposition of a note.  Subject to the discussion below concerning back-up withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the receipt of payments of principal on a note, or on any gain recognized upon the sale, exchange, retirement or other disposition of a note, unless in the case of gain (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States and, if a treaty applies (and the holder complies with applicable certification and other requirements to claim treaty benefits), is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States or (ii) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met.

United States Trade or Business.  If a Non-U.S. Holder is engaged in a trade or business in the United States, and if interest or gain on a note is effectively connected with the conduct of such trade or business and, if a treaty applies (and the holder complies with applicable certification and other requirements to claim treaty benefits), is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the receipt or accrual of such interest or the recognition of gain on the sale or other taxable disposition of the note in the same manner as if such holder were a U.S. person. Such interest or gain recognized by a corporate Non-U.S. Holder may also be subject to an additional U.S. federal branch profits tax at a 30% rate (or, if applicable, a lower treaty rate). In addition, any such gain will not be subject to withholding tax and any such interest will not be subject to withholding tax if the Non-U.S. Holder delivers to us a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. Non-U.S. Holders should consult their tax advisors with respect to other U.S. tax consequences of the ownership and disposition of notes.

Back-up Withholding and Information Reporting

A Non-U.S. Holder may be required to comply with certain certification procedures to establish that the holder is not a U.S. person in order to avoid information reporting and back-up withholding tax with respect to our payment of principal and interest on, or the proceeds of the sale or other disposition of, a note. Any amounts withheld under the back-up withholding rules will be allowed as a refund or a credit against that Non-U.S. Holder’s U.S. federal income tax liability provided the required information is furnished to the IRS. In certain circumstances, the name and address of the beneficial owner and the amount of interest paid on a note, as well as the amount, if any, of tax withheld may be reported to the IRS. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

European Union Savings Directive

Under Council Directive 2003/48/EC on the taxation of savings income (the “Savings Directive”), each Member State of the EU is required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual beneficial owner resident in, or certain limited types of entity established in, that other Member State. However, for a transitional period, Austria and Luxembourg will (unless during such period such Member States elect otherwise) instead operate a withholding system in relation to such payments. Under such withholding system, tax will be deducted unless, with respect to Luxembourg, the recipient of the payment elects instead for an exchange of information procedure or provides a tax residence certificate in the form prescribed by the Savings Directive to the person making the payment or, in the case of Austria, the recipient of the payment instead provides such a tax residence certificate to the person making the payment. The current rate of withholding is 20% and it will be increased to 35% with effect from July 1, 2011. The transitional period is to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to exchange of information procedures relating to interest and other similar income.

A number of non-EU countries and certain dependent or associated territories of certain Member States have adopted or agreed to adopt similar measures (either provision of information or transitional withholding) in relation to payments made by a person within their respective jurisdictions to an individual beneficial owner resident in, or certain limited types of entity established in, a Member State. In addition, the Member States have entered into provision of information or transitional withholding arrangements with certain of those countries and territories in relation to payments made by a person in a Member State to an individual beneficial owner resident in, or certain limited types of entity established in, one of those countries or territories.

A proposal for amendments to the Savings Directive has been published, including a number of suggested changes which, if implemented, would broaden the scope of the rules described above. Investors who are in any doubt as to their position should consult their professional advisers.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

	Principal Amount		Principal Amount
Underwriters	of 2020 Notes		of 2040 Notes

Credit Suisse Securities (USA) LLC	U.S.$	168,888,890	U.S.$	464,444,444
Goldman, Sachs & Co.		105,555,555		290,277,777
Morgan Stanley & Co. Incorporated		105,555,555		290,277,777
BBVA Securities, Inc.		10,000,000		27,500,001
Banc of America Securities LLC		10,000,000		27,500,001
Total	U.S.$	400,000,000	U.S.$	1,100,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately U.S.$           .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

LEGAL MATTERS

Certain legal matters with respect to the notes will be passed upon for SCC by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

INDEPENDENT PUBLIC ACCOUNTANTS

The 2009 consolidated financial statements and the related financial statement schedules, incorporated in this prospectus supplement by reference from SCC’s Annual Report on Form 10-K for the year ended December 31, 2009 and the effectiveness of our internal control over financial reporting as of December 31, 2009, have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C. member firm of Deloitte Touche Tohmatsu, independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements as of December 31, 2008 and for each of the two years in the period ended December 31, 2008 incorporated herein by reference to the Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers S.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEMENT OF CIVIL LIABILITIES

Although we are a corporation organized under the laws of Delaware, substantially all of our assets and operations are located, and a substantial portion of our revenues derive from sources, outside the United States, such as Mexico and Peru. Almost all of our directors and officers and certain of the experts named in this prospectus reside outside of the United States and all or a significant portion of the assets of these persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments against them obtained in United States courts predicated upon the civil liability provisions of the United States federal securities laws or otherwise. We have been advised by Mexican counsel that no treaty exists between the United States and Mexico for the reciprocal enforcement of judgments and we have been advised by our special Peruvian counsel that no such treaty exists between the United States and Peru. Mexican and Peruvian courts have enforced judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, which include the review in Mexico or Peru of the United States judgment to ascertain whether certain basic principles of due process, public policy and other specific matters have been complied with, without reviewing the merits of the subject matter of the case. Nevertheless, we have been advised that there is doubt as to the enforceability, in original actions in Mexican or Peruvian courts, of liabilities predicated in whole or in part on United States federal securities laws and as to the enforceability in Mexican and Peruvian courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal securities laws.

U.S.$400,000,000 5.375% Notes due 2020

U.S.$1,100,000,000 6.750% Notes due 2040

Prospectus Supplement

Credit Suisse	Goldman, Sachs & Co.	Morgan Stanley

BBVA Securities	BofA Merrill Lynch

April 13, 2010